Plum Acquisition Corp. I

2021 Fillmore St. #2089

San Francisco, California 94115

March 3, 2021

VIA EDGAR

Julia Griffith

Attorney-Advisor

Office of Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Plum Acquisition Corp. I Registration Statement on Form S-1 Filed on February 19, 2021 File No. 333-253331

Dear Ms. Griffith:

This letter sets forth responses of Plum Acquisition Corp. I (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 1, 2021 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently submitting an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Summary Page 1

1.

Staff’s Comment: Refer to your disclosure regarding your 2 and 20 pledge on page 3. Please revise to clarify what you mean when you state that you will donate 2% of your “retained promote” to DEI related causes. Please also clarify how you intend to measure whether you have filled 20% of your board seats with “diverse candidates with notable ability to add value to our acquired asset” and whether your current board meets that threshold.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 105 to clarify that certain members of the Sponsor intend to donate 105,000 founder shares to DEI-related causes prior to or in connection with the Company’s initial business combination. Additionally, the Company has revised the disclosure on pages 3 and 105 to remove the reference to “diverse candidates with notable ability to add value to our acquired asset” and to specify its commitment to filling at least 20% of its board seats with members who bring gender, racial and/or ethnic diversity and additionally to identify that currently 60% of board seats are filled by candidates who meet this criteria.

General

2.	Staff’s Comment: Please ensure that the registration statement is signed by your authorized representative in the United States.

Response: The Company respectfully advises the staff that Clay Whitehead, its Chief Executive Officer and agent for service, is both physically located in the United States and is a United States Citizen.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter S. Seligson of Kirkland & Ellis LLP at (212) 446-4756, respectively.

Sincerely,

/s/ Clay Whitehead
Name: Clay Whitehead Title: Chief Executive Officer

Via E-mail:

cc:	Peter S. Seligson
Kirkland & Ellis LLP